

Mail Stop 3720

August 11, 2008

Mr. Patrick Bertagna
Chief Executive Officer
GTX Corp
117 W 9th Street, Suite 1214
Los Angeles, California 90015

> **RE:** **GTX Corp**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 000-53046**

Dear Mr. Bertagna:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 13

1. Clarify in this section that your common stock is not listed but is quoted on the OTC Bulletin Board, and remove all references to your common stock being "listed" on the OTC Bulletin Board.

Revenue Recognition, page 31

2.   We note your revenue sources as described on page 28. Tell us how you considered EITF 00-21 in your measurement and recognition of revenues. Additionally, please disclose your customers' rights of return. Refer to the first risk factor on page 16.

Item 10. Directors, Executive Officers, Promoters and Corporate Governance, page 34

Compliance with Section 16(a) of the Exchange Act, page 37

3.   In future filings, revise this section to clearly disclose the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

Item 11. Executive Compensation, page 37

Summary Compensation Table, page 38

4.   We note that you have included an incomplete reference to a note to your financial statements in Footnote 8. In future filings, disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the summary compensation table by clear reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(n)(2)(v) and (vi).

5.   In future filings, please include a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. See Item 402(o) of Regulation S-K.

Product Warranty, page F-8

6.   It appears that you may have, or expect to have, significant warranty obligations associated with product sales. Please provide the disclosures required in paragraph 14 of FIN 45. In this regard, we note your disclosures on pages 17 and 31.

Common Stock, page F-14

     7.   We note your disclosure herein that certain of your officers and a Board director were awarded shares of common stock as a "bonus for raising more than $ 1,000,000 of proceeds" in the May 2008 financing. Tell us why it is appropriate to account for management bonuses as a component of cost of capital. Refer to SAB Topic 5A.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Patrick Bertagna
GTX Corp
August 11, 2009
Page 4

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director